W&R TARGET FUNDS, INC.
6300 LAMAR AVENUE
P.O. BOX 29217
SHAWNEE MISSION, KANSAS 66201-9217

October 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D C 20549

Re: W&R Target Funds, Inc. -- Request for Withdrawal of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-141553)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), W&R Target Funds, Inc. (the "Corporation") requests withdrawal of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") on June 5, 2007 (SEC Accession No. 0001105607-07-000164) (the "Pre-Effective Amendment"). The Corporation is requesting withdrawal of the Pre-Effective Amendment pursuant to the SEC staff's request and intends to re-submit the filing using form type 485BPOS. The Corporation confirms that it has not sold any shares pursuant to the Pre-Effective Amendment.

If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards
Kristen A. Richards
Vice President, Assistant Secretary and
Associate General Counsel